February 26, 2014

VIA COURIER AND EDGAR

Re:	La Quinta Holdings Inc.
Registration Statement on Form S-1
File No. 333-193860

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Gowetski:

On behalf of La Quinta Holdings Inc. (“La Quinta”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement as filed on February 10, 2014. The Registration Statement has been revised in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated February 18, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by La Quinta.

SECURITIES AND EXCHANGE COMMISSION	2	February 26, 2014

Company Overview, page 1

1.	We note your disclosure on page 2 that RevPAR Index measures a hotel’s fair market share of its competitive set’s revenue per available room and is calculated by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market. We also note the definition of RevPAR Index on page iii that indicates the owner of each La Quinta hotel exercises its discretion in identifying the competitive set of properties and you initially review the competitive set. Please tell us with a view toward disclosure how much discretion is exercised by each owner in determining the competitive set and describe STR’s guidelines, including how strictly such guidelines are followed in determining the RevPAR Index. Please briefly describe for us any information provided by STR for determining the RevPAR Index and whether STR calculates the RevPAR Index. In addition, please clarify what you mean by you review each hotel’s competitive set on an “ongoing basis.”

La Quinta has revised page i to address the matters identified in the Staff’s comment. Additionally, La Quinta has clarified its disclosure on page 1 to indicate that, subject to adherence to STR’s published guidelines, it supplies STR with the competitive set for each of its properties.

Our hotels are geographically concentrated . . ., page 26

2.	We note your disclosure on page 119 that 52 of your 175 pipeline properties are to be located in Texas. Please revise your risk factor disclosure on page 26 to clarify that approximately 29% of your pipeline properties are to be located in Texas.

La Quinta has revised pages 9 and 27 to clarify that approximately 29% of its pipeline properties are to be located in Texas.

Results of Operations, page 78

3.	We note your revised disclosure on page 79, in response to comment 6 of our letter dated January 16, 2014, indicating that “to the extent our system grows through an increase in number of franchised hotels, revenues and expenses will increase at a significantly slower rate.” We also note your disclosure on page 79 that each of your pipeline hotels is represented by an executed franchise agreement. Please revise to clarify, if true, here and in the summary, that as you are growing your system through an increase in the number of franchised hotels, you expect revenues and expenses to increase at a significantly slower rate than the increase in the number of hotels.

SECURITIES AND EXCHANGE COMMISSION	3	February 26, 2014

La Quinta has revised pages 3, 88 and 126 to clarify that as La Quinta grows its system through an increase in number of franchised hotels, it expects its revenues and expenses to increase at a significantly slower rate than if it was growing its system through an increase in number of owned hotels.

Company Overview, page 112

4.	We note your response to comment 31 of our letter dated January 16, 2014. Please revise your summary risk factors to clarify that the average age of your owned hotels is 26 years.

La Quinta has revised pages 9 and 28 to clarify that the average age of its owned hotels is 26 years.

*     *     *     *     *

Please do not hesitate to call Michael Nathan at 212-455-2538 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Coy Garrison, Esq.
Wilson Lee
Kevin Woody

La Quinta Holdings Inc.
Mark M. Chloupek, Esq.
Keith A. Cline

Latham & Watkins LLP
Marc D. Jaffe, Esq.
Cathy A. Birkeland, Esq.